

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 10, 2020

Brian Lenz
Executive Vice President and Chief Financial Officer
Adma Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

> **Re:** **Adma Biologics, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.1 Amendment #1 to Transition Services Agreement, dated as of August 29, 2019, by and between ADMA Biomanufacturing, LLC and Biotest Pharmaceuticals Corporation (incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K, filed on September 5, 2019)**
> **Filed November 6, 2019**
> **File No. 001-36728**

Dear Mr. Lenz:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance